U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                   ----------

                                   FORM 10-SB

                                   ----------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                               LEE FINE ARTS, INC.
                 (Name of Small Business Issuer in its charter)


            Nevada                                               51-0588752
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


       4274 Pondhill Court
      Riverside, California                                           92505
(Address of principal executive offices)                            (Zip code)


                    Issuer's telephone number: (951) 341-5971


                                   Copies to:
                             Daniel C. Masters, Esq.
                              4490 Philbrook Square
                               San Diego, CA 92130
                                 (858) 523-1177

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      none

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock - $0.001 Par Value
                                (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND AND PREDECESSOR

     Lee Fine Arts, Inc. ("the Company" or "the Issuer") was organized under the laws of the State of Nevada on December 8, 1998 under the name Composite Solutions, Inc. It was organized to provide consulting services on the use of high technology composites in the construction industry in general and the earthquake retrofit industry in particular. On June 30, 1999 the Company was acquired by Composite Solutions, Inc., a Florida corporation ("Parent"), a company which at the time was a publicly traded Florida corporation engaged in the business of developing and integrating high technology products and processes for sale to the construction industry.

     On October 1, 2004 Parent became insolvent and both Parent and its subsidiary, the Issuer, ceased all operations. On October 11, 2004 Parent filed a voluntary petition for bankruptcy under Chapter 7. The case was voluntarily dismissed on November 18, 2004, and on May 5, 2005 Parent filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of California in San Diego (Case No. 05-04045).

     On December 4, 2006 the Court confirmed the Second Amended Plan of Reorganization as proposed by Parent. Pursuant to that Plan, as confirmed by the Bankruptcy Court, all creditors of Parent were paid their pro rata share of a pool of cash and their pro rata share of a pool of shares of common stock in Parent.

     Also pursuant to the Plan, as confirmed by the Bankruptcy Court, the Issuer was "spun off." All creditors of Parent received their pro rata share of a pool of 175,000 shares of common stock in the Issuer, while all old shareholders of Parent received their pro rata share of a pool of 25,000 shares of common stock in the Issuer. The shares were distributed pursuant to section 1145 of the Bankruptcy code and are exempt from the registration requirements of Section 5 of the Securities Act of 1933 and any state or local law requiring registration for an offer or sale of securities. As a result of these issuances, Parent no longer held any shares in the Company.

     Also pursuant to the Plan as confirmed by the Bankruptcy Court, the Issuer acquired certain assets of Elfred Lee Fine Art Studios, a San Diego, California based sole proprietorship, and changed its name to Lee Fine Arts, Inc., the current name of the Issuer.

DESCRIPTION OF CURRENT BUSINESS

     Elfred Lee Fine Art Studio, an art studio and art publishing business located in Riverside, California, was established in 2004 to publish and sell lithographs, serigraphs, and other photographic reproductions of original art works by Elfred Lee and other internationally recognized artists. Pursuant to Parent's Plan of Reorganization, Mr. Lee assigned all reproduction rights in his original artworks as well as an inventory of lithographs to the Company in exchange for 2,000,000 shares of the Company's common stock. These rights and this inventory (with a cost of $1,600) are the Company's only asset apart from $9,265 in cash.

     As of the date hereof, the Company can be defined as a "shell" company, an entity which is generally described as having no or nominal operations and with no or nominal assets. As a shell company, our purpose at this time, described more fully below, is to negotiate and consummate a licensing agreement or a merger or an acquisition with a larger entity which will bring greater value to our shareholders. We hope to consummate this business combination with an entity engaged in a related business and thus capable of utilizing the rights and

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inventory currently owned by the Company, however we will not limit our search for a business combination target to only businesses engaged in the sale of lithography.

     Mr. Lee's art work has received wide acclaim over the years. His commissions have included official portraits of President Nixon, President Reagan, President Sunay of Turkey, and Premier Swan of Bermuda. His original art works hang in the White House, the State Department, and numerous universities and galleries throughout the world. He has lectured and exhibited nationwide and around the world and been featured on Nightline, 20/20, and numerous talk shows. While the price of Mr. Lee's original paintings puts them beyond the reach of the general public, he believes that a large audience exists for the purchase of limited edition prints signed by the artist. Such works comprise the Company's current inventory of lithographs.

     Management of the Issuer hopes that this fame and recognition may cause another company to develop an interest in the rights and inventory and lead to a licensing agreement or a merger or an acquisition with an entity capable of utilizing our rights and inventory, however, as noted above, we will not limit our search for a business combination target to only businesses engaged in the sale of lithography, but rather we will be guided by the desire to bring greater value to our shareholders.

     As of the date hereof, based upon our proposed future business activities, we may be deemed a "blank check" company. The Securities and Exchange Commission definition of such a company is a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and is issuing "penny stock."

     A "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act of 1933, as amended) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the NASDAQ Stock Market, unless other provisions of the defining rule are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

     The Company became a reporting company on a voluntary basis because one attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. In addition, we became a reporting company to enhance investor protection and to provide information if a trading market commences. Only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators are permitted to be quoted on the OTC Bulletin Board System.

RISK FACTORS

     Our business is subject to numerous risk factors, including the following:

1. We have had no operating history nor any revenues or earnings from operations.

     We have no assets other than our inventory and a very small amount of cash. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in us incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business entity. There is no assurance that we can identify such a business entity and consummate such an agreement or combination.

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        Our auditor's going concern opinion and the notation in the financial statements indicate that we do not have significant cash or other material assets and that we are relying on advances from stockholders, officers and directors to meet our limited operating expenses. We may become insolvent if we are unable to pay our debts in the ordinary course of business as they become due.

2.   Our proposed plan of operation is speculative.

     The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the business opportunity which we identify, if any is identified. While management intends to seek business agreement(s) or combination(s) with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a business agreement or combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

3.   We face intense competition for fine art licensing and sales opportunities.

     We are and will continue to be an insignificant participant in the business of seeking a reproduction or sales agreement with one or more entities capable of utilizing our art developing our art market. A large number of established and well-financed entities, many which are more proven or famous than ours, are active in seeking art sales and licensing agreements with retail galleries that may be our desirable target candidates. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we have. Consequently, we will be at a competitive disadvantage in identifying possible fine art licensing opportunities. Moreover, we will also compete with numerous other small companies and individual artists.

4.   We face intense competition for business combination opportunities.

     We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be our desirable target candidates. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we have and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

5. We have no agreements for a business combination or licensing transaction and have established no standards for such transactions.

     We have no arrangement, agreement or understanding with respect to entering into a reproduction or art sales agreement or engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business transaction. Management has not identified any particular business for our evaluation. There is no assurance that we will be able to negotiate either an art sales agreement or a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target business opportunity to have achieved, and without which we would not consider a business transaction in any form with such business opportunity. Accordingly, we may enter into a sales agreement or a business combination with a business having no significant operating history, losses, limited potential or no potential for earnings, limited assets, negative net worth or other negative characteristics.

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6.   Our success is dependent on management that has other full time employment, has limited experience and will only devote limited part time working for the Company, all of which makes our future even more uncertain.

     Neither of our officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. We have not obtained key man life insurance on any of our officers or directors. One of our officers is the artist, and therefore is knowledgeable about the art sales business, but neither of our officers has experience in identifying or negotiating business combination agreements. Notwithstanding the combined limited experience of management, loss of the services of any of these individuals would adversely affect development of our business and its likelihood of continuing operations.

7. The reporting requirements under federal securities law may delay or prevent us from making certain acquisitions.

     Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     In addition to the audited financial statements, in the filing of the Form 8-K that we file to report an event that causes us to cease being a shell company, we will be required to include that information that is normally reported by a company in a Form 10 or Form 10-SB. The time and additional costs that may be incurred by some target entities to prepare and disclose such information may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company.

8. The Investment Company Act of 1940 creates a situation wherein we would be required to register and could be required to incur substantial additional costs and expenses.

     Although we will be subject to regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in a business combination that results in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences.

9. Our present management most likely will not remain after we complete a business combination or will have little power to influence the development of our technology if we complete a licensing agreement.

     A sales license agreement will, in all likelihood, result in management of the licensee determining the timing and funding of their development of our sales. If an exclusive license is granted our management will have little to do except monitor any income which may flow from the license. If a non-exclusive license is granted they may continue to seek additional licensees. A business combination involving the issuance of our Common Stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in us. Any such business combination may require our management to sell or transfer all or a portion of the Company's Common Stock held by them, and/or resign as

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members of the Board of Directors. The resulting change in our control could result in removal of one or both present officers and directors and a corresponding reduction in or elimination of their participation in our future affairs.

10. If we do any business combination, each shareholder will most likely hold a substantially lesser percentage ownership in the Company.

     If we enter a business combination with a private concern, that, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of our previously authorized and unissued Common Stock would result in reduction in percentage of shares owned by our present and prospective shareholders and may result in a change in our control or in our management. However, if we enter a sales licensing agreement with a public or private concern, we would not expect current shareholders to experience a reduction in percentage interest in the Company.

11. As a shell company, we face substantial additional adverse business and legal consequences if we enter a business combination.

     We may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     On June 29, 2005, the Securities and Exchange Commission adopted final rules amending the Form S-8 and the Form 8-K for shell companies like us. The amendments expand the definition of a shell company to be broader than a company with no or nominal operations/assets or assets consisting of cash and cash equivalents. The amendments prohibit the use of a From S-8 (a form used by a corporation to register securities issued to an employee, director, officer, consultant or advisor), under certain circumstances, and revise the Form 8-K to require a shell company to include current Form 10 or Form 10-SB information, including audited financial statements, in the filing on Form 8-K that the shell company files to report the acquisition of the business opportunity. This initial filing must be made within four days of the acquisition. The Form 8-K filing may be reviewed by the Securities and Exchange Commission and the prospects of certain disclosures or review or the lack of the ability to issue securities using a Form S-8 may delay the consummation of a business combination because of the target entity's inability to comply with various federal and state laws enacted for the protection of investors or the unwillingness to assume the significant costs of compliance.

12. The requirement of audited financial statements may disqualify some business opportunities seeking a business combination with us.

     Our management believes that any potential business combination opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

13. Our officers and directors are the principal shareholders and will be able to approve all corporate actions without shareholder consent and will control our Company.

     Our principal shareholders, Elfred Lee and Martha Lee, currently own approximately 87% of our Common Stock. They will have significant influence over all matters requiring approval by our shareholders, but not requiring the approval of the minority shareholders. In addition, they are now directors and, acting together, they will be able to elect all of the members of our board of

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directors, allowing them to exercise significant control of our affairs and management. In addition, they may transact most corporate matters requiring shareholder approval by written consent, without a duly-noticed and duly-held meeting of shareholders.

14. Our Common Stock may never be publicly traded and you may have no ability to sell the shares.

     There is no established public trading market for our shares of Common Stock, and there is no assurance that our Common Stock will be accepted for listing on the OTC Bulletin Board or in any other trading system in the future.

     There can be no assurance that a market for our Common Stock will be established or that, if established, a market will be sustained. Therefore, if you purchase our Common Stock you may be unable to sell the shares. Accordingly, you should be able to bear the financial risk of losing your entire investment.

     Only market makers can apply to quote securities. Market makers who desire to initiate quotations in the OTC Bulletin Board system must complete an application (Form 211) (unless an exemption is applicable) and by doing so, will have to represent that it has satisfied all applicable requirements of the Securities and Exchange Commission Rule 15c2-11 and the filing and information requirements promulgated under the National Association of Securities Dealers' ("NASD") Bylaws. The OTC Bulletin Board will not charge us a fee for being quoted on the service. NASD rules prohibit market makers from accepting any remuneration in return for quoting issuers' securities on the OTC Bulletin Board or any similar medium. The NASD Regulation, Inc. will review the market maker's application (unless an exemption is applicable) and if cleared, it cannot be assumed by any investor that any federal, state or self-regulatory requirements other than certain NASD rules and Rule 15c2-11 have been considered by the NASD Regulation, Inc. Furthermore, the clearance should not be construed by any investor as indicating that the NASD Regulation, Inc., the Securities and Exchange Commission, or any state securities commission has passed upon the accuracy or adequacy of the documents contained in the submission.

     The OTC Bulletin Board is a market maker or dealer-driven system offering quotation and trading reporting capabilities - a regulated quotation service - that displays real-time quotes, last-sale prices, and volume information in OTC equity securities. The OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting market makers or dealers in stocks.

15. If our Common Stock does not meet blue sky resale requirements, certain shareholders may be unable to resell our Common Stock.

     The resale of Common Stock must meet the blue sky resale requirements in the states in which the proposed purchasers reside. If we are unable to qualify the Common Stock and there is no exemption from qualification in certain states, the holders of the Common Stock or the purchasers of the Common Stock may be unable to sell them.

16. Our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws or if we are determined to be a "blank check" company.

     There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. We are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

     Current shareholders, and person who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there

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might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

     Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others. Our majority shareholders, because they received stock at a deemed value of $.01 for each share in exchange for their inventory and reproduction rights, may be deemed to hold "cheap stock." These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

     (a) Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

     (b) Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

     (c) Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

     (d) Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

     (e) Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

     Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

                Alaska           Nevada               Tennessee
                Arkansas         New Mexico           Texas
                California       Ohio                 Utah
                Delaware         Oklahoma             Vermont
                Florida          Oregon               Washington
                Georgia          Pennsylvania
                Idaho            Rhode Island
                Indiana          South Carolina
                Nebraska         South Dakota

     Any secondary trading market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or where the shares have been registered.

     We do not have any legal opinions as it relates to whether we are a blind pool or blank-check company. The Securities and Exchange Commission have adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the application of Rule 419." Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company. We have never filed a registration statement under the Securities Act of 1933, as amended.

     If we are later determined to be a so-called "blank check" company, our shareholders will be required to file a registration statement under the Securities Act of 1933, as amended, prior to the resale of the Common Stock, unless there exists a transactional or security exemption for such sale under

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the Securities Act of 1933, as amended. Current shareholders and persons who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that we are under no obligation to register the shares on behalf of our shareholders under the Securities Act of 1933, as amended.

     The Company's officers, directors and majority shareholders have expressed their intentions not to engage in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in us no longer being defined as a blank check issuer. Any transactions in our Common Stock by said shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.

17. Our Common Stock may be subject to significant restriction on resale due to federal penny stock restrictions.

     The Securities and Exchange Commission has adopted rules that regulate broker or dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker or dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The penny stock rules also require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

     These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our stock that becomes subject to the penny stock rules, and accordingly, shareholders of our Common Stock may find it difficult to sell their securities, if at all.

ITEM 2.  PLAN OF OPERATION

     The Company intends to negotiate and consummate either a lithographic art sales licensing agreement or a merger or acquisition with an entity capable of advancing our art and/or interested in becoming publicly held. The Company and our officers and directors are not now, and have not recently, entered into any negotiations or preliminary discussions regarding the possibility of an art sales licensing agreement, an acquisition, or a merger between the Company and another company as of the date hereof.

GENERAL BUSINESS PLAN

     Our purpose is to either (a) advance the sales of Elfred Lee's lithographs by entering a business agreement or combination with a larger company engaged in art sales or publishing, or (b) seek a merger with or acquisition of any other business which wishes obtain the advantages of a company which has complied with the 1934 Act. We expect that we will only be able to implement one of these strategies. Therefore, we will settle on whichever strategy first yields a promising business partner.

     We will not restrict our search to any specific business or geographical location. Potential business partners might be found among the ranks of retail art galleries, wholesale art companies, internet sales companies, publishing companies, or others unrelated to the art business. This discussion of the

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proposed business is purposefully general and is not meant to be restrictive of our discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because a business partner might require exclusivity. This lack of diversification should be considered a substantial risk to our shareholders because it will not permit us to offset potential losses from one venture against gains from another.

     We may seek a business opportunity with entities which have recently commenced operations, or which wish to expand into new products or markets, to develop a new product, or to utilize the public marketplace in order to raise additional capital.

     We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid changes in the business environment, and shortages of available capital, management believes that there are numerous firms seeking the benefits of an issuer who has complied with the 1934 Act.

     We have made no determination as to whether we will continue to file periodic reports since our obligation to file such reports is not required under the 1934 Act. Elfred Lee, an officer and director of the Company, has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act reporting requirements, provided that he is an officer and director of the Company when the obligation is incurred. It is our present intent to continue to comply with all of the reporting requirements under the 1934 Act.

     It is anticipated that we will incur nominal expenses in the implementation of the business plan described herein. Because we have no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company or as capital contributions. However, if loans, the only opportunity which management has to have these loans repaid will be from a prospective licensee or merger or acquisition candidate.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business venture, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of an agreement, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, and especially if there is a business combination, our directors may, as part of the terms of the acquisition or merger, resign and be replaced by new directors without a vote of our shareholders or may sell their stock in the Company.

     It is anticipated that any securities issued by our Company in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. It is anticipated that it will also be a method of taking a private company public known as a "back door" 1934 Act registration procedure.

     We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of verifying revenue and bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     Our present intent is that we will not enter into a licensing agreement with an entity that will not agree to future independent audits of, at a minimum, that portion of their books covering income and expenses related to the licensed technology; nor will we enter into an agreement to acquire or merge with any entity which cannot provide independent audited financial statements at the time of closing of the proposed transaction and supply other information that is normally disclosed in filings with the Securities and Exchange Commission. We are subject to all of the reporting requirements included in the 1934 Act. These rules are intended to protect investors by deterring fraud and abuse in the securities markets through the use of shell companies. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-KSB. In addition, in the filing of the Form 8-K that we file to report an event that causes us to cease being a shell company, we are required to include that information that is normally reported by a company in its original Form 10 or Form 10-SB.

ACCOUNTING IN THE EVENT OF A BUSINESS COMBINATION

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards "SFAS" No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles is more than its fair value. Goodwill is the excess of the acquisition costs of the acquired entity over the fair value of the identifiable net assets acquired. The Company is required to test goodwill and intangible assets that are determined to have an indefinite life for impairments at least annually. The provisions of SFAS No. 142 require the completion of an annual impairment test with any impairment recognized in current earnings. The provisions of SFAS No. 141 and SFAS No. 142 may be applicable to any business combination that we may enter into in the future.

     We have also been informed that most business combinations will be accounted for as a reverse acquisition with us being the surviving registrant. As a result of any business combination, if the acquired entity's shareholders will exercise control over us, the transaction will be deemed to be a capital transaction where we are treated as a non-business entity. Therefore, the accounting for the business combination is identical to that resulting from a reverse merger, except no goodwill or other intangible assets will be recorded. For accounting purposes, the acquired entity will be treated as the accounting acquirer and, accordingly, will be presented as the continuing entity.

COMPETITION

     We are and will remain an insignificant participant among the firms that engage in the sale of art work. Additionally, we are and will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established technology transfer, venture capital, and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of our combined extremely limited financial resources and limited management depth, we will continue to be at a significant competitive disadvantage compared to our competitors.

INVESTMENT COMPANY ACT OF 1940

     Although we will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, our management believes that we will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event we engage in activities that result in the Company holding shares or other passive investment interests in a number of entities, or in the event we engage in a business combination or series of business combinations that result in the Company holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

EMPLOYEES

     We have no full time or part-time employees.

     None of the officers and directors anticipates devoting more than fifty (50%) percent of his or her time to Company activities. Our President and Secretary have agreed to allocate a portion of said time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting approximately 40 hours each per month to the business affairs of the Company. Conflicts of interest may arise with respect to the limited time commitment by such officers.

ITEM 3. DESCRIPTION OF PROPERTY

     Our only property is an inventory of limited edition lithographs assigned to the Company by our President and the exclusive right to reproduce the original artworks of our President, also assigned by him to the Company. We have no other properties and at this time have no agreements to acquire any properties.

     We presently occupy office space at 4274 Pondhill Court, Riverside, California. This space is provided to the Company by our president on a rent free basis, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a sales license, merger or acquisition. Management believes that this arrangement will meet the Company's needs for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) Security Ownership of Certain Beneficial Owners.

     The following table sets forth the security and beneficial ownership for each class of our equity securities for any person who is known to be the beneficial owner of more than five (5%) percent of the Company.

                         Name and                Amount and
                        Address of               Nature of
                        Beneficial               Beneficial           Percent
Title of Class            Owner                    Owner             of Class
--------------            -----                    -----             --------
   Common           Elfred Lee                   1,000,000             43.48%
                    4274 Pondhill Court
                    Riverside, CA 92505

   Common           Martha Lee                   1,000,000             43.48%
                    4274 Pondhill Court
                    Riverside, CA 92505

   Common           All Officers and             2,000,000             86.96%
                    Directors as a Group
                    (two [2] individuals)

     The total of the Company's outstanding Common Shares are held by 115 persons.

     (b) Security Ownership of Management.

     The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all of our directors and officers.

                         Name and                Amount and
                        Address of               Nature of
                        Beneficial               Beneficial           Percent
Title of Class            Owner                    Owner             of Class
--------------            -----                    -----             --------
   Common           Elfred Lee                   1,000,000            43.48%
                    4274 Pondhill Court
                    Riverside, CA 92505

   Common           Martha Lee                   1,000,000            43.48%
                    4274 Pondhill Court
                    Riverside, CA 92505

   Common           All Officers and             2,000,000            86.96%
                    Directors as a Group
                    (two [2] individuals)

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Our directors and officers (and promoters, affiliates and control persons) are as follows:

        Name             Age              Position
        ----             ---              --------
     Elfred Lee          66     President/Director

     Martha Lee          53     Secretary/Treasurer/Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.

RESUMES

     Elfred Lee is the founder and Chief Executive Officer of the Issuer and also of Elfred Lee Fine Art Studio ("LEE"), a company engaged in painting and selling original works of art. He has owned and operated LEE since 1997. Prior to founding LEE he was a professor of art at Universidad de Monte Morelos in Mexico from 1992 to 1997, and before that he was art director at Oakwood College in Alabama. Mr. Lee has served as the Art Director of several international boards and publishing companies, and he has lectured and exhibited nationwide and overseas. He has appeared on numerous regional television and radio programs, and nationally and internationally on Nightline, 20/20, and Voice of America. He holds a B.A. from Pacific Union College and a M.A. from Syracuse University. He is married to the CFO of the Issuer, Martha Lee.

     Martha Lee is the CFO of the Issuer and also of Elfred Lee Fine Art Studio ("LEE") and has served as CFO of LEE, on a part time basis, since 1997. Ms. Lee is also a Registered Nurse, licensed in both California and Mexico, and she has worked in that capacity while serving LEE and the Issuer on a part time basis. She has been employed at Sharpe Hospital in Chula Vista, California as a lactation specialist since 2001 and at Paradise Valley Hospital in San Diego, California as a parent educator since 1998. She is the author of "Lactancia Maternal," a book on human lactation, published in Mexico by McGraw Hill and she has lectured extensively on the subject. Prior to joining the staff of Paradise Valley Hospital Ms. Lee worked at various hospitals in Mexico. She received her B.A. in nursing from the Universidad Nacional de Mexico and her M.P.H. from the Universidad de Monte Morelos. She is married to Elfred Lee.

OTHER OFFERINGS.

     None of the directors, officers, promoters, control persons and affiliates have been a director, officer, promoter, control person or affiliate in any other blank check offering, blind pool offering or shell company.

CONFLICTS OF INTEREST

     Members of the Company's management are associated with other firms involved in the art business. Consequently, there are potential inherent conflicts of interest in their acting as our officers and directors. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     Our officers and directors are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. We do not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy with respect to such transactions.

ITEM 6. EXECUTIVE COMPENSATION.

     No officer/director has received any compensation for services rendered to the Company since its inception.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. None of our directors or officers will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     We have no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

     Elfred Lee has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act provided that he is an officer and director of the Company when the obligation is incurred. All advances are interest-free.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company's authorized capital stock consists of 50,000,000 Common Shares, par value $0.001 per share, and 10,000,000 Preferred Shares, par value $0.001 per share. We have 2,300,000 Common Shares issued and outstanding as of the date of this filing. We have no Preferred Shares issued or outstanding.

     All shares of our Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor. Our Board of Directors is authorized to issue our Preferred Stock in series and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (a) Market Price.

     There is no trading market for our Common Stock at present and there has been no trading market to date. We do not have a trading symbol. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets, LLC ("Pink Sheets"), however there is no assurance that a broker-dealer will agree to make such application or, if one does, that NASD Regulation will provide us with a symbol.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

     For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

     Our management intends to strongly consider undertaking a transaction with any merger or acquisition candidate that will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) Holders.

     There are one hundred and seventeen (117) shareholders of record of the Company's Common Stock. All holders received their shares as a result of the bankruptcy of the Issuer's former parent, Composite Solutions, Inc. In that case the Bankruptcy Court for the Southern District of California ordered certain shares of the Company's stock to be distributed to the creditors and shareholders of Composite Solutions, Inc. The shares were distributed under an exemption from registration provided by Section 1145 of Title 11 of the U.S. Code (the Bankruptcy Code).

     (c) Dividends.

     The Company has not paid any cash dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There are no disagreements with the findings of our accountant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     (a) Securities sold.

     The Company has not sold any of its securities during the three year period preceding the date hereof. However, all of the securities of the Issuer which are currently issued and outstanding were distributed during December 2006 by order of the U.S. Bankruptcy Court for the Southern District of California as part of the confirmed Plan of Reorganization of Composite Solutions, Inc. (the "Debtor"), in bankruptcy case number 05-04045-PB11. The Company had previously been a wholly owned subsidiary of the Debtor in that case, and our securities were considered an asset of the bankruptcy estate and as such were ordered to be distributed to creditors and former shareholders of the Debtor in partial satisfaction of their claims against the Debtor. 300,000 shares of our common stock were distributed to 115 shareholders under this order. The Court also ordered 1,000,000 restricted shares to be issued to our President and an additional 1,000,000 restricted shares to be issued to our Secretary in exchange for the reproduction rights to the paintings of Elfred Lee and an inventory of lithographic art works.

     (b) Underwriters and other purchasers.

     There were no underwriters in connection with the sale and issuance of any of our securities.

     (c) Consideration.

     Except for the 2,000,000 shares held by our President and Secretary, each of the shares of stock were issued in consideration for claims against the bankruptcy estate of Composite Solutions, Inc. as described above. The 2,000,000 shares held by our President and Secretary were issued in consideration for the reproduction rights to the paintings of Elfred Lee and an inventory of lithographic art works.

     (d) Exemption from Registration Relied Upon.

     The sale and issuance of the shares of stock issued in exchange for claims against the estate of Composite Solutions, Inc. was exempt from registration under the Securities Act of 1933, as amended, because they were issued under section 1145 of the Bankruptcy Code (Title 11 of the U.S. Code). The issuance of the shares of stock issued in exchange for the patent was exempt from registration under the Securities Act of 1933, as amended, because they were issued under section 4(2) as a transaction not involving a public offering. In addition, we may have also relied upon section 3(a)(7) of the Securities Act of 1933 as a transaction ordered by a court as part of a bankruptcy reorganization.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Except for acts or omissions which involve intentional misconduct, fraud or known violation of law, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

     The following audited financial statements for the years ended December 31, 2005 and 2006 are attached to this report and filed as a part thereof.

                               LEE FINE ARTS, INC.

                                FINANCIAL REPORTS

                           DECEMBER 31, 2006 and 2005

                                    CONTENTS

     Independent Auditors' Report
     Balance Sheet - Assets and Liabilities and Stockholders' Equity Statement of Operations
     Statement of Changes in Stockholders' Equity
     Statement of Cash Flows
     Notes to Financial Statements

                               Stan J.H. Lee, CPA
              2160 North Central Rd Suite 203 * Fort Lee * NJ 07024
                      794 Broadway * Chula Vista * CA 91910
             619-623-7799 Fax 619-564-3408 E-mail) stan2u@gmail.com
--------------------------------------------------------------------------------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Lee Fine Arts, Inc.

We have audited the accompanying balance sheets of Lee Fine Arts, Inc. as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lee Fine Arts, Inc. as of December 31, 2006 and 2005 , and the results of their operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company's results of operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Stan J. H. Lee
----------------------------------
Stan J.H. Lee, CPA

March 27, 2007
Chula Vista, CA 91910


          Registered with the Public Company Accounting Oversight Board

                               Lee Fine Arts, Inc.
                                 Balance Sheets

                                                                               As of December 31,
                                                                          ---------------------------
                                                                            2006               2005
                                                                          --------           --------
                                     ASSETS
CURRENT ASSETS
  Cash                                                                    $  9,265           $     --
  Inventory                                                                  1,600                 --
                                                                          --------           --------
      TOTAL CURRENT ASSETS                                                  10,865                 --

Reproduction rights to original paintings purchased                          1,000                 --
                                                                          --------           --------
      TOTAL OTHER ASSETS                                                     1,000                 --
                                                                          --------           --------

TOTAL ASSETS                                                              $ 11,865           $     --
                                                                          ========           ========

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

TOTAL LIABILITIES                                                         $     --           $     --

SHAREHOLDERS' EQUITY (DEFICIT)
  Preferred stock (10,000,000 shares authorized at $0.001
   par value; no share outstanding)                                             --                 --
  Common Stock (50,000,000 shares authorized at $0.001 par value;
   2,300,000 shares issued and outstanding in 2006 and 10,000 in 2005)       2,300                 10
  Paid-in capital                                                           10,300                 --
  Accumulated deficit                                                         (735)               (10)
                                                                          --------           --------
      TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                  11,865                 --
                                                                          --------           --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)                      $ 11,865           $     --
                                                                          ========           ========

                     See Notes to the Financial Statements

                               Lee Fine Arts, Inc.
                             Statement of Operations


                                               Year Ended           Year Ended
                                               December 31,         December 31,
                                                  2006                 2005
                                                ---------            ---------
OPERATING REVENUE                               $      --            $      --

OPERATING COSTS
  State filing fees                                    35
  Legal expense                                       700                   --
                                                ---------            ---------
TOTAL OPERATING COSTS                                 735                   --

NET INCOME (LOSS) FROM OPERATIONS                    (735)                  --
                                                ---------            ---------

OTHER INCOME (EXPENSE)                                 --                   --

INCOME TAX
  Current Income Taxes                                 --                   --
  Deferred Income Taxes                                --                   --
  Income Tax Benefit                                   --                   --
                                                ---------            ---------

NET INCOME                                           (735)           $      --
                                                =========            =========

NET INCOME PER SHARE
  Basic earnings (loss) per share               $  (0.004)           $      --
                                                =========            =========
  Dilutive earming (loss) per share             $  (0.004)           $      --
                                                =========            =========
  Weighted average number of common
   shares outstanding                             166,849               10,000
                                                =========            =========

                     See Notes to the Financial Statements

                               Lee Fine Arts, Inc.
                  Statements of Changes in Stockholders' Equity

                                         Common Stock          Preferred Stock                 Retained        Total
                                     ------------------      ------------------    Paid in     earnings     Stockholders'
                                     Shares      Amount      Shares      Amount    Capital     (Deficit)       Equity
                                     ------      ------      ------      ------    -------     ---------       ------
Shares issued upon incorporation
in December 8, 1998                   10,000     $   10    $      --     $   --    $     --     $    --       $     10

Balance at December 31, 1998          10,000         10           --         --          --          --             10
                                  ----------     ------    ---------     ------    --------     -------       --------
Balance at December 31, 1999          10,000         10           --         --          --          --             10
                                  ----------     ------    ---------     ------    --------     -------       --------
Balance at December 31, 2000          10,000         10           --         --          --          --             10
                                  ----------     ------    ---------     ------    --------     -------       --------
Balance at December 31, 2001          10,000         10           --         --          --          --             10
                                  ----------     ------    ---------     ------    --------     -------       --------
Balance at December 31, 2002          10,000         10           --         --          --          --             10
                                  ----------     ------    ---------     ------    --------     -------       --------
Balance at December 31, 2003          10,000         10           --         --          --          --             10
                                  ----------     ------    ---------     ------    --------     -------       --------
Balance at December 31, 2004          10,000         10           --         --          --          --             10
                                  ----------     ------    ---------     ------    --------     -------       --------
Balance at December 31, 2005          10,000         10           --         --          --          --             10
                                  ----------     ------    ---------     ------    --------     -------       --------
Shares issued per order of
 Bankruptcy Court on
 December 4, 2006                    200,000        200      100,000        100                                    300

Shares cancelled per order of
 Bankruptcy Court on
 December 4, 2006                    (10,000)       (10)     (10,000)        --                                    (10)

Shares issued to acquire
 reproduction rights and
 inventory on December 5, 2006     2,000,000      2,000                                 400                      2,400

Preferred shares converted to
 common on December 27, 2006         100,000        100     (100,000)      (100)      9,900                      9,900

Net loss at December 31, 2006                                                                      (735)          (735)
                                  ----------     ------    ---------     ------    --------     -------       --------
Balance as of June 30, 2006        2,300,000    $ 2,300    $      --     $   --    $ 10,300     $  (735)      $ 11,855
                                  ==========    =======    =========     ======    ========     =======       ========

                     See Notes to the Financial Statements

                               Lee Fine Arts, Inc.
                             Statements of Cash Flow

                                                                                                     Cumulative
                                                                                                  December 8, 1998
                                                                Year Ended         Year Ended      (Inception) to
                                                                December 31,       December 31,      December 31,
                                                                   2006               2005              2006
                                                                 --------           --------          --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss) for the period                               $   (735)          $     --          $   (735)
  Adjustments to Reconcile Net Income to
   Net Cash provided by Operating Activities:

  Changes in operating assets and liabilities:                         --                 --                --
                                                                 --------           --------          --------
        NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES          (735)                --              (735)

CASH FLOWS FROM INVESTING ACTIVITIES:

        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES            --                 --                --

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of  common stock                                        10,000                 --            10,000
                                                                 --------           --------          --------
        NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        10,000                 --            10,000

NET INCREASE (DECREASE) IN CASH                                     9,265                 --             9,265

CASH, BEGINNING OF YEAR                                                --                 --                --
                                                                 --------           --------          --------
CASH, ENDING OF YEAR                                             $  9,265           $     --          $  9,265
                                                                 ========           ========          ========
SUPPLEMENTAL DISCLOSURES ON INTEREST AND INCOME TAXES PAID
  Interest paid for the period                                   $     --           $     --          $     --
                                                                 ========           ========          ========
  Income taxes paid for the period                               $     --           $     --          $     --
                                                                 ========           ========          ========


                     See Notes to the Financial Statements

                               LEE FINE ARTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005


NOTE 1. NATURE OF BUSINESS

Lee Fine Arts, Inc. ("the Company" or "the Issuer") was organized under the laws of the State of Nevada on December 8, 1998 under the name Composite Solutions, Inc. The name was changed to Lee Fine Arts, Inc. by an amendment to the articles of incorporation filed on April 28, 2006. From inception until October 2004 the company was involved in providing consulting services on the use of high technology products and processes to the construction industry.

As a result of the Chapter 11 bankruptcy of the Company's parent, the Company entered a new business on December 4, 2006. On that date the Company acquired an inventory of lithographs and the reproduction rights to the paintings of Elfred Lee. Management believes the Company lacks the resources to effectively market these lithographs and is therefore engaged in a search for a merger or acquisition partner with the resources to market these artworks.

NOTE 2. BACKGROUND OF THE COMPANY

The Company was originally established as a wholly owned subsidiary of Composite Solutions, Inc. ("Composite Parent"), a company which at the time was a publicly traded Florida corporation engaged in the business of developing and integrating high technology products and processes for sale to the construction industry.

On October 1, 2004 Composite Parent became insolvent and both Composite Parent and its subsidiary, the Company, ceased all operations. On October 11, 2004, Composite Parent filed a voluntary petition for bankruptcy under Chapter 7. The case was voluntarily dismissed on November 18, 2004, and on May 5, 2005 Composite Parent filed a voluntary petition for bankruptcy under Chapter 11. The Company was not party to these actions.

Pursuant to the Plan of Reorganization confirmed by the Bankruptcy Court on December 4, 2006, the Company was spun off from Composite Parent, appointed new management, and acquired the inventory of lithographs. These actions were completed on December 4, 2006.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF ACCOUNTING

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

B. BASIC EARNINGS PER SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings
(loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic

                               LEE FINE ARTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005


earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective February 1997.

Basic net loss per share amounts are computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

C. ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENT

For the Balance Sheet and Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents.

E. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the cost of businesses acquired over the fair value of the identifiable net assets at the date of acquisition. Goodwill and intangible assets acquired in a purchase or business combination and determined to have indefinite useful lives are not amortized, but instead are evaluated for impairment annually and if events or changes in circumstances indicate, the carrying amount may be impaired per Statement of Financial Accounting Standards, No.142 ("SFAS 142"), "Goodwill and Other Intangible Assets". An impairment loss would generally be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value is determined using a discounted cash flow analysis. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets".

F.  REVENUE RECOGNITION

The Company recognizes revenues and the related costs when persuasive evidence of an arrangement exists, delivery and acceptance has occurred or service has been rendered, the price is fixed or determinable, and collection of the

                               LEE FINE ARTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005


resulting receivable is reasonably assured. Amounts invoiced or collected in advance of product delivery or providing services are recorded as deferred revenue.

The Company accrues for warranty costs, sales returns, bad debts, and other allowances based on its historical experience.

G. STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows the measurement of compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. The Company has elected to account for employee stock options using the intrinsic value method under APB 25. By making that election, the Company is required by SFAS 123 to provide pro forma disclosures of net loss as if a fair value based method of accounting had been applied.

H. INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 "ACCOUNTING FOR INCOME TAXES." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

I. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47 "ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS--AN INTERPRETATION OF FASB STATEMENT NO. 143" ("FIN No. 47"). FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement are conditional on a future event. FIN No. 47 is effective for us no later than December 31, 2005. We do not expect that the adoption of FIN No. 47 will have a material impact on our financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, "ACCOUNTING CHANGES AND ERROR CORRECTIONS, A REPLACEMENT OF APB NO. 20 AND FASB STATEMENT NO. 3" ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior periods'

                               LEE FINE ARTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005


financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 "ACCOUNTING CHANGES," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for our Company as of January 1, 2006. The Company does not believe that the adoption of SFAS No. 154 will have a material impact on our financial statements.

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments--an amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). The provisions of SFAS No. 155 will be effective for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. SFAS No. 155 amends FASB SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". This Statement: a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No.133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends SFAS No.140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company is currently evaluating the impact of adopting SFAS No. 155.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140" ("SFAS No. 156"). An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date that an entity adopts the requirements of this Statement. SFAS No. 156 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately

                               LEE FINE ARTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005


recognized servicing assets and servicing liabilities. This Statement: a) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations, b) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, c) permits an entity to choose between two subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities, d) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value, and e) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. The Company is currently evaluating the impact of adopting SFAS No. 156.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". FIN 48 requires that the Company recognize in the consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The provisions of FIN No. 48 will be effective for the Company beginning in the March 2007 quarter, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN No. 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact of adopting SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"). SFAS No. 158 provides different effective dates for the recognition and related disclosure provisions and for the required change to a fiscal year-end measurement date. Also, the effective date of the recognition and disclosure provisions differs for an employer that is an issuer of publicly traded equity securities from one that is not. For purposes of this Statement, an employer is deemed to have publicly traded equity securities if any of the following conditions is met: a) the employer has issued equity securities that trade in a public market, which may be either a stock exchange (domestic or foreign) or an

                               LEE FINE ARTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005


over-the-counter market, including securities quoted only locally or regionally,
b) the employer has made a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market, or c) the employer is controlled by an entity covered by (a) or (b). An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan and the disclosure requirements as of the end of the fiscal year ending after December 15, 2006. Application as of the end of an earlier fiscal year is encouraged; however, early application shall be for all of an employer's benefit plans. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position (paragraphs 5, 6, and 9) shall be effective for fiscal years ending after December 15, 2008, and shall not be applied retrospectively. Earlier application is encouraged; however, early application shall be for all of an employer's benefit plans. An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan (paragraph 4) and the disclosure requirements (paragraph 7) as of the end of the fiscal year ending after December 15, 2006. The Company is currently evaluating the impact of adopting SFAS No. 158.

NOTE 4. GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash or other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. The officers and directors have committed to advancing certain operating costs of the company.

Management plans to seek a merger or acquisition target with adequate funds to support operations. Management has yet to identify a merger or acquisition target, and there is no guarantee that the Company will be able to identify such a target business in the future.

NOTE 5. STOCKHOLDERS' EQUITY

A. COMMON STOCK

The authorized common stock of the Company consists of 50,000,000 shares with $0.001 par value. As of December 31, 2006, there were a total of 2,300,000 common shares issued and outstanding.

Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be

                               LEE FINE ARTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005


accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable

The following stock issuances took place pursuant to the Plan of Reorganization confirmed by the Bankruptcy Court:

On December 4, 2006, the Company acquired the reproduction rights to the paintings of Elfred Lee as well as an inventory of his lithography in exchange for 2,000,000 common shares valued at $ 2,600 or $ .0013 per share.

Also on December 4, 2006, all creditors of Composite Parent (the former parent company) received their pro rata share of a pool of 175,000 shares of common stock in the Company and the old shareholders of Composite Parent received their pro rata share of a pool of 25,000 shares of common stock in the Company.

Also on December 4, 2006, 100,000 preferred shares in the Company were converted to 100,000 common shares, by payment of a conversion price of $10,000 or $.10 per share.

As a result of these issuances there were 2,300,000 common shares issued and outstanding on December 31, 2006.

B. PREFERRED STOCK

The authorized preferred stock of the Company consists of 10,000,000 shares with a par value of $0.001 per share.

On December 4, 2006, the Company issued 100,000 shares of preferred stock which was converted into 100,000 shares of common stock on December 4, 2006. The preferred shares had been awarded by the Court as a "success fee" upon confirmation of the Plan of Reorganization.

NOTE 6. INCOME TAXES

The Company provided current or deferred U.S. federal income tax provision or benefit. The Company also provided a valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that the Company will not fully earn income sufficient to realize the deferred tax assets during the carryforward period.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business

                               LEE FINE ARTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005


opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 8. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 9. SUBSEQUENT EVENTS

There is no subsequent event to disclose.

                                    PART III

ITEM 1. EXHIBIT INDEX

(3)  Articles of Incorporation and Bylaws

     3.1  Articles of Incorporation, as amended

     3.2  Bylaws

(23) Consents - Experts

     23.1 Consent of Stan J.H. Lee, CPA

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2007                   LEE FINE ARTS, INC.


                                       By: /s/ Elfred Lee
                                          -------------------------------------
                                          Elfred Lee
                                          President and Director


                                       By: /s/ Martha Lee
                                          -------------------------------------
                                          Martha Lee
                                          Secretary, Treasurer and Director